UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Thor Industries, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
885160101
(CUSIP Number)
January 19, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 885160101

1	NAME OF REPORTING PERSON Royal London Asset Management Ltd I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,693,923
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,693,923
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,693,923
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0336%
12	TYPE OF REPORTING PERSON FI

CUSIP No.: 885160101
ITEM 1(a).	NAME OF ISSUER: Thor Industries, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 601 East Beardsley Avenue Elkhart, IN 46514-3305
ITEM 2(a).	NAME OF PERSON FILING: Royal London Asset Management Ltd
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 80 Fenchurch Street, London, EC3M 4BY, United Kingdom
ITEM 2(c).	CITIZENSHIP: United Kingdom
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP NUMBER: 885160101
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [X]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution: Investment Advisor

ITEM 4.	OWNERSHIP
This Schedule 13G was initially filed inadvertently on EDGAR on February 3, 2023 and on subsequent dates as a Schedule 13D (the Original Filing). This filing is being made to correct the submission type to reflect its status as a Schedule 13G and correct certain information in the Original Filing as set forth herein. Please see the explanation following the signature block.

The percentage of shares beneficially owned as set forth in Row 11 above is based on 53,518,973 Common Shares issued and outstanding as of February 28, 2023, as reported by the Issuer in its Form 10-Q for the quarter ended January 31, 2023, as filed with the Securities and Exchange Commission on March 7, 2023.
(a) Amount beneficially owned:
2,693,923
(b) Percent of class:
5.0336%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Royal London Asset Management Ltd : 2,693,923
(ii) shared power to vote or to direct the vote:
Royal London Asset Management Ltd : 0
(iii) sole power to dispose or direct the disposition of:
Royal London Asset Management Ltd : 2,693,923
(iv) shared power to dispose or to direct the disposition of:
Royal London Asset Management Ltd : 0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: N/A
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to insert particular category of institutional investor is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No.: 885160101
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 26 2023	Royal London Asset Management Ltd By: Royal London Asset Management Ltd Name: Sagar Amlani Title: Portfolio Mandate Monitoring Manager
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 885160101
This Schedule 13G was initially filed inadvertently on EDGAR as a Schedule 13D filing on the following dates (the Original Filings):
Schedule 13D/A filed on EDGAR on February 3, 2023
Schedule 13D filed on EDGAR on February 9, 2023
Schedule 13D filed on EDGAR on March 27, 2023
Schedule 13D filed on EDGAR on March 28, 2023
Schedule 13D filed on EDGAR on May 3, 2023

This filing is being made to correct the submission type to reflect its status as a Schedule 13G and correct certain information in the Original Filings as set forth herein.

In the Original Filings, Sagar Amlani, Neil Picozzi, and Vishaal Sharma were inadvertently included as the Reporting Person rather than Royal London Asset Management Ltd. Sagar Amlani, Neil Picozzi, and Vishaal Sharma have been removed as a Reporting Person from this filing because these individuals are not deemed to beneficially own the shares of Common Stock reported herein and have been replaced by Royal London Asset Management Ltd who is deemed to be the beneficial owner of the shares of Common Stock reported herein.